May 15, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs
Craig Wilson
Brittany Ebbertt
Katherine Wray
Bernard Nolan

Re:	Pluralsight, Inc.
Registration Statement on Form S-1
File No. 333-224301

Acceleration Request
Requested	Date: May 16, 2018
Requested	Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pluralsight, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-224301) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rezwan D. Pavri at (650) 565-3574.

* * * *

Sincerely,

PLURALSIGHT, INC.

/s/ Aaron Skonnard

Aaron Skonnard
Chief Executive Officer

cc:	James Budge, Pluralsight, Inc.

Matthew Forkner, Pluralsight, Inc.

Matthew Tenney, Pluralsight, Inc.

Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.

Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP